UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32375

Comstock Holding Companies, Inc.

(Exact name of registrant as specified in its charter)

1886 Metro Center Drive, Fourth Floor

Reston, Virginia 20190

(703) 883-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2015	COMSTOCK HOLDING COMPANIES, INC.
(Registrant)

	By:	/s/ Christopher Clemente
Christopher Clemente,
Chief Executive Officer

(1)	The Preferred Stock Purchase Rights (the “Rights”) expired on May 6, 2014 pursuant to the terms of the Rights Agreement dated as of May 6, 2011 between the Company and American Stock Transfer & Trust Company, LLC, filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed May 12, 2011.